EXHIBIT 99.2

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2001
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:

Interest Expense	$48,155
Amortization of Debt Premium, Discount and Expense	(74)
Interest Component of Rentals	12

Total Fixed Charges	$48,093

EARNINGS:

Net Income Applicable to Common Stock	$64,106

Add:
Income Taxes Applicable to Utility Operating Income	45,105
Income Taxes Applicable to Non-Utility Operating Income	(640)
Income Taxes Applicable to Other Income (Expenses)-Net	(656)
Total Fixed Charges	48,093

Total Earnings	$156,008

Ratio of Earnings to Fixed Charges	3.2